1 As a percentage of average daily trading volume on Euronext Amsterdam, the Spanish stock exchanges and the U.S. during the months of May, June and July, 2026. Source: Bloomberg. CORPORATE, LISTING Ferrovial to delist from Euronext Amsterdam following strong liquidity growth on Nasdaq and the Spanish stock exchanges • The decision follows the success of Ferrovial's Nasdaq listing and the concentration of trading activity in Spain and the U.S. Amsterdam, August 13, 2026.- Ferrovial N.V. ("Ferrovial", Ticker: "FER"), a leading infrastructure company, announces the delisting of its ordinary shares from Euronext Amsterdam in September 2026, reflecting the increasing concentration of liquidity on Nasdaq Global Select Market (“Nasdaq”) and the Spanish stock exchanges. This step aligns with Ferrovial’s long-term strategy and the interests of its stakeholders, while simplifying the company’s listing structure and seeking to enhance the efficiency of its trading profile. Three years after listing on Euronext Amsterdam and two years after joining Nasdaq, liquidity growth on Nasdaq and the Spanish stock exchanges has led to a different allocation of trading activity across Ferrovial’s listed markets. With Euronext Amsterdam serving as the company’s secondary listing venue in Europe and accounting for only 0.15% of the company’s total average daily trading volume¹, maintaining a listing on the Dutch exchange is no longer considered justified. Euronext Amsterdam has approved Ferrovial’s delisting request. As a result, Ferrovial’s last trading day on Euronext Amsterdam is expected to be September 10th, 2026, and the delisting is expected to be effective as of September 11th, 2026. Ferrovial will remain listed on Nasdaq and the Spanish stock exchanges, with average daily trading volumes of 59.21%1 and 40.63%1, respectively. As a Dutch company, Ferrovial will continue to be subject to the Dutch corporate governance and regulatory framework. About Ferrovial Ferrovial is a leading global infrastructure company transforming highways, airports, and energy around the world. Its distinctive integrated business model supports the entire lifecycle of complex projects, from design and financing to construction, operation and maintenance. The company has a global presence and employs more than 22,500 people worldwide. North America is Ferrovial’s growth engine, where it developed and operates five Express Lanes across Texas, North Carolina and Virginia, and manages the 407 ETR highway in Toronto, Canada. The company is also leading the development of the New Terminal One at JFK International Airport. Ferrovial shares trade under the ticker symbol FER on three stock markets: U.S. (Nasdaq-100 Index), Spain (IBEX 35), and the Netherlands. The company is included in globally recognized sustainability indices such as the Dow Jones Best-in-Class Index.

Forward-looking statements This press release contains forward-looking statements, which include statements with respect to the steps of the planned delisting from Euronext Amsterdam. Any express or implied statements contained in this announcement that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding estimates and projections provided by Ferrovial and certain other sources with respect to Ferrovial’s financial position, business strategy, plans, and objectives of management for future operations, dividends, capital structure, as well as statements that include the words “expect,” “aim,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “will”, “should,” “target,” “anticipate” and similar statements of a future or forward-looking nature, or the negative of these terms or other similar expressions, although not all forward-looking statements contain these words. Such statements may reflect various assumptions by Ferrovial and are subject to significant business, regulatory, economic and competitive uncertainties and contingencies, and known and unknown risks, many of which are beyond Ferrovial’s control and may be impossible to predict. Ferrovial gives no representation or warranty as to the accuracy or completeness of such statements, expectations, estimates and projections contained in this press release or that any forecast made or contained herein will be achieved. Risks and uncertainties that could cause actual results to differ include, without limitation: risks related to our diverse geographical operations and business divisions; general economic and political conditions and events and the impact they may have on us, including, but not limited to, impacts on demand or public fund allocation in the industries in which we operate, volatility or increases in inflation rates and rates of interest, exchange rate fluctuations, increased costs and availability of materials, and other ongoing impacts including from, for example, changes in tariff regimes, the Russia/Ukraine conflict, and the Middle East conflict; our legal and regulatory risks given that we operate in highly regulated environments, and the impact of any changes in governmental laws and regulations, including but not limited to tax regimes or regulations; the fact that our business is derived from a small number of major projects; risks related to government contracting; the impact of competitive pressures in our industries, including on bid success and pricing; risks related to our acquisitions, divestments and other strategic transactions that we may undertake; cyber threats or other technology disruptions; our ability accurately to develop estimates or the impact of changes in our underlying assumptions, with respect to project plans, including project timing and budgets, and our ability to meet contractual expectations with respect thereto; the impacts of accidents, disruptions, or other incidents at our project sites and facilities; our ability to obtain adequate financing or access to capital in the future as needed and the impact of reliance on joint venture and partnership arrangements; our reliance on and ability to locate, select, monitor, and manage subcontractors and service providers; the impact of certain swaps and hedging arrangements we enter into from time to time; limitations on our ability to declare and fund future dividends or other distributions, and distribution processes and timelines; our ability to maintain compliance with the continued listing requirements of Nasdaq Global Select Market and the Spanish Stock Exchanges; lawsuits and other claims by third parties or investigations by various regulatory agencies that we may be subject to; our ability to comply with our ESG commitments or other sustainability demands, including changing or conflicting expectations in connection with sustainability and ESG matters; physical and transitional risks in connection with the impacts of climate change; risks related to the adequacy or existence of our insurance coverage and any non-recoverable losses; and the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20- F filed with the U.S. Securities and Exchange Commission (“SEC”) for the fiscal year ended December 31, 2025 which is available on the SEC website at www.sec.gov, as such factors may be updated from time to time in our other filings with the SEC. Any forward-looking statements contained in this announcement speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. We disclaim any obligation or undertaking to update or revise any forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law. Forward-looking statements in this announcement are made pursuant to the safe harbor provisions contained in the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward- looking statements to be covered by relevant safe harbor provisions for forward-looking statements (or their equivalent) of any applicable jurisdiction. For further information: Corporate Communications newsroom.ferrovial.com @ferrovial @ferrovial_es Ana García Ruiz +34 676141825 ana.garcia@ferrovial.com Fátima Gracia de Vargas +34 630445342 fgracia@ferrovial.com